UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-13086

(Check One)

☒ Form 10-K

For period ended December 31, 2005

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I
REGISTRANT INFORMATION

FNB FINANCIAL SERVICES CORPORATION

Full name of registrant

1501 Highwoods Blvd., Suite 400

Address of principal executive office (Street and number)

Greensboro, North Carolina 27410

City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

☒  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

See Exhibit 1 attached.

PART III - NARRATIVE

The registrant cannot complete and file its Annual Report on Form 10-K by March 16, 2006, because the review of the registrant's financial statements for the year ended December 31, 2005 by the registrant’s Independent Registered Public Accounting Firm is not yet complete. Accordingly, the registrant is unable to file its Form 10-K within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

K. Dwight Willoughby	(336)	369-0914
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒  Yes   ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒   Yes   ☐No

Our net income for 2005 was $792,000, compared to net income for 2004 of $8.34 million. The decrease in 2005 net income is primarily attributable to an aggregate special provision for credit losses of $900,000 recorded during the third quarter and a $13.6 million provision recorded during the fourth quarter of the year ended December 31, 2005.

FNB Financial Services Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2006	By: /s/ K. DWIGHT WILLOUGHBY

K. Dwight Willoughby
Chief Accounting Officer